

March 12, 2013

Via E-mail
David J. Drutz, M.D.
Chief Executive Officer
DARA Biosciences, Inc.
8601 Six Forks Road, Suite 160
Raleigh, NC 27615

>   **Re: DARA Biosciences, Inc.**
>   **Registration Statement on Form S-3**
>   **Response dated February 27, 2013**
>   **File No. 333-186557**

Dear Dr. Drutz:

We have reviewed your response letter dated February 27, 2013 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

General

1. Please provide further detail regarding your prior relationship with the investor and describe the negotiations with the investor leading to consummation of the Purchase Agreement. We note that you had an effective shelf registration statement (File No. 333-173098) with available capacity on file during the negotiation of the Purchase Agreement and that the Purchase Agreement specifically contemplated both the sale of registered securities under that effective registration statement and securities to be sold privately pursuant to an exemption. In light of these facts, please explain how the offering of the Series B-3 convertible preferred stock pursuant to the registration statement was separate and distinct from the offering of the B-4 convertible preferred stock and warrants and whether the information in the shelf registration statement influenced in any way the investor's decision to purchase the Series B-4 shares and warrants. In addition, please describe the role of the placement agent in the transactions. Please provide further analysis with respect to the application of Securities Act Release No. 33-8828 (August

10, 2007) in light of the specific and detailed facts you provide in response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Dan Greenspan, Legal Branch Chief, at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Mark R. Busch, Esq.
        K&L Gates LLP